

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

July 26, 2006

Mr. Jeffrey S. Steinhilber
Erico International Corporation
30575 Bainbridge Road
Suite 300
Solon, Ohio 44139

      RE: **Erico International Corporation**
              Form 10-K for the fiscal year ended December 31, 2005
              Filed March 10, 2006
              File # 333-115267

Dear Mr. Steinhilber:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Jennifer Thompson, Staff Accountant, at (202) 551-3737 or, in their absence, to the undersigned at (202) 551-3768.
     .

                            Sincerely,

                            John Cash
                            Accounting Branch Chief